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         [Letterhead of Cohen & Steers Quality Income Realty Fund, Inc.]




                                                     November 15, 2004


OVERNIGHT DELIVERY AND EDGAR


Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Keith O'Connell

Re:      Cohen & Steers Quality Income Realty Fund, Inc.
         Registration Statement on Form N-2
         Filed on November 12, 2004
         File Nos.: 333-119361 and 811-10481

Dear Mr. O'Connell:

         Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cohen & Steers Quality Income Realty Fund, Inc. (the "Fund") hereby requests that the effective date of the Registration Statement on Form N-2 (File Nos.: 333-119361 and 811-10481) (the "Registration Statement") be accelerated so that it will be declared effective as soon as practicable on Wednesday, November 17, 2004.

         We have also been advised that the National Association of Securities Dealers, Inc. has no objection to the underwriting arrangements.

         In addition, the Fund hereby acknowledges that:

         o in declaring the Registration Statement effective, neither the Securities and Exchange Commission (the "Commission") nor the staff of the Commission (the "Staff") forecloses itself from taking any action with respect to the Registration Statement;

         o the action of the Commission or the Staff in declaring the filing effective does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

         o the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                          Very truly yours,

                          COHEN & STEERS QUALITY INCOME
                          REALTY FUND, INC.


                          By: /s/ Lawrence B. Stoller
                          Name: Lawrence B. Stoller






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                                                               November 15, 2004



Mr. Keith O'Connell
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cohen & Steers Quality Income Realty Fund, Inc. (the "Fund") Form N-2 Registration Statement No. 333-119361
         Investment Company Act File No. 811-10481

Dear Mr. O'Connell:

         Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), we on behalf of the several underwriters, wish to advise you that the amended Registration Statement, Form N-2 as filed on November 12, 2004, and Preliminary Prospectus dated November 12, 2004, will be electronically distributed during the period November 15, 2004 through pricing on November 17, 2004 as follows: approximately 350 copies of the Preliminary Prospectus and a limited number of Registration Statements will be sent to underwriters, dealers and institutions.

         In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, the undersigned, on behalf of the underwriters of the offering of up to 3,760 preferred shares of beneficial interest of the Fund, Series M7, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective on November 17, 2004, or as soon as possible thereafter.

                               Very truly yours,

                               MERRILL LYNCH & CO.
                               MERRILL LYNCH, PIERCE, FENNER & SMITH
                                           INCORPORATED

                               On behalf of the several Underwriters

                               By: MERRILL LYNCH, PIERCE, FENNER & SMITH
                                               INCORPORATED


                               /s/ Michele Allong
                               -----------------------------
                               Name: Michele Allong
                               Authorized Signatory